FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)
1. Name and Address of Reporting Person* Holtzman, Seymour	2. Issuer Name and Ticker or Trading Symbol CASUAL MALE RETAIL GROUP, INC. ("CMRG")							6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X Director X 10% Owner _ __ Officer _______ Other (give title below) (specify below)
(Last) (First) (Middle) c/o Casual Male Retail Group, Inc. 555 Turnpike Street	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Day/Year April 30, 2003						7. Individual or Joint/Group Filing (Check applicable line) _ X Form filed by One Reporting Person Form filed by More than One Reporting Person
(Street) Canton, MA 02021		If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)	Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Inst. 3)	2. Trans-action Date (Month/ Day/Year)	2A. Deemed Execution Date, if any (Month/ Day/Year)	3. Trans-action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Bene-ficially Owned Following Reported Transactions (Inst. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Inst. 4)	7. Nature of Indirect Beneficial Ownership (Inst. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, $0.01 par value	04/30/03		A		70,769	A	(01)	3,884,094	I (a)	By Jewelcor Management, Inc.
Common Stock, $0.01 par value								12,765	D
Common Stock, $0.01 par value								15,000	I (b)(d)	By custodial accounts
Common Stock, $0.01 par value								15,000	I (c)(d)	Evelyn Holtzman, Custodian
Explanation of Responses:

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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Form 4 (continued)

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Inst. 3)	2. Con-version or Exer-cise Price of Deri-vative Secur-ity	3. Trans-action Date (Month/ Day/ Year)	3A.Deemed Execu-tion Date, if any (Month/ Day/ Year)	4. Trans- action Code (Inst. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Inst. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Inst. 3 and 4)		8. Price of Deriva-tive Secur-ity (Inst. 5)	9. Number of Derivative Securities Bene-ficially Owned Following Reported Trans-action(s) (Inst. 4)	10.Owner-ship Form of Deriva-tive Security: Direct (D) or Indirect (I) (Inst. 4)	11.Nature of Indirect Beneficial Ownership (Inst. 4)
				Code	V	(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses:

(01) Under the terms of a consulting agreement with the Issuer, as extended, Jewelcor Management, Inc., of which the Reporting Person is an indirect controlling shareholder, received compensation of $276,000 payable in 70,769 shares of the Issuer's common stock, based on the closing price of the common stock on April 28, 2003.

  The Reporting Person is an indirect controlling shareholder of Jewelcor Management, Inc., a holder of more than 10% of the Issuer's common stock.
  Includes shares of common stock held in individual custodial accounts for the benefit of the following grandchildren of the Reporting Person: Olivia Garcia (9,000 shares); Sterling Garcia (1,000 shares); Temple Holtzman (1,000 shares); Rivers Holtzman (1,000 shares); and Percy Holtzman (3,000). The Reporting Person is the custodian for the aforesaid custodial accounts.
  Represents shares of common stock held in individual custodial accounts for the benefit of Chelsea Holtzman, the Reporting Person's granddaughter. Evelyn Holtzman, the Reporting Person's wife, is the custodian for the aforesaid custodial accounts.
  The Reporting Person disclaims beneficial ownership of these securities and this report shall not be deemed an admission that the Reporting Person is the beneficial owner of such securities.

NOTES: The Reporting Person has previously reported grants of options to purchase an aggregate of 930,000 shares of the Issuer's common stock.

The Reporting Person has previously reported issuance of a warrant to Jewelcor Management, Inc. to purchase 147,059 shares of the Issuer's common stock, which warrant is currently exercisable.

/s/ ARLENE C. FELDMAN	May 2, 2003

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed.

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** Signature of Reporting Person Arlene C. Feldman Attorney-in-Fact for Seymour Holtzman	Date